UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HALLADOR ENERGY COMPANY
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
406092205
(CUSIP Number)
W. Howard Keenan, Jr.
Yorktown Energy Partners VI, L.P.
410 Park Avenue
19th Floor
New York, New York 10022
(212) 515-2112
Copies to:
Ann Marie Cowdrey
Thompson & Knight LLP
One Arts Plaza
1722 Routh Street, Suite 1500
Dallas, Texas 75201-2533
(214) 969-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 11, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	406092205

(1)	NAMES OF REPORTING PERSONS YORKTOWN ENERGY PARTNERS VI, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(7)	SOLE VOTING POWER

NUMBER OF	5,807,166

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	0

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON	5,807,166

WITH	(10)	SHARED DISPOSITIVE POWER

0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,807,166 (1)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.6% (2)

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Yorktown VI Company LP is the sole general partner of Yorktown Energy Partners VI, L.P. Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP. As a result, Yorktown VI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VI, L.P. Yorktown VI Company LP and Yorktown VI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VI, L.P. in excess of their pecuniary interests therein.
(2) Based on 28,135,620 shares of the Common Stock of the Company issued and outstanding as of May 6, 2011, as set forth in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2011, filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2011.

CUSIP No.	406092205

(1)	NAMES OF REPORTING PERSONS YORKTOWN VI COMPANY LP

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(7)	SOLE VOTING POWER

NUMBER OF	5,807,166

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	0

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON	5,807,166

WITH	(10)	SHARED DISPOSITIVE POWER

0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,807,166 (1)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.6% (2)

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Yorktown VI Company LP is the sole general partner of Yorktown Energy Partners VI, L.P. Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP. As a result, Yorktown VI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VI, L.P. Yorktown VI Company LP and Yorktown VI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VI, L.P. in excess of their pecuniary interests therein.
(2) Based on 28,135,620 shares of the Common Stock of the Company issued and outstanding as of May 6, 2011, as set forth in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2011, filed with the SEC on May 6, 2011.

CUSIP No.	406092205

(1)	NAMES OF REPORTING PERSONS YORKTOWN VI ASSOCIATES LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(7)	SOLE VOTING POWER

NUMBER OF	5,807,166

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	0

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON	5,807,166

WITH	(10)	SHARED DISPOSITIVE POWER

0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,807,166 (1)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.6% (2)

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Yorktown VI Company LP is the sole general partner of Yorktown Energy Partners VI, L.P. Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP. As a result, Yorktown VI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VI, L.P. Yorktown VI Company LP and Yorktown VI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VI, L.P. in excess of their pecuniary interests therein.
(2) Based on 28,135,620 shares of the Common Stock of the Company issued and outstanding as of May 6, 2011, as set forth in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2011, filed with the SEC on May 6, 2011.

     This Amendment No. 1 amends the Schedule 13D with respect to the Common Stock of Hallador Energy Company, a Colorado corporation formerly known as Hallador Petroleum Company (the “Company”), previously filed by Yorktown Energy Partners VI, L.P., a Delaware limited partnership (“Yorktown”), with the SEC on December 30, 2005 (the “Schedule 13D”). Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D.
Item 1. Security and Issuer.
     Item 1 of the Schedule 13D is amended and restated in its entirety by the following:
     This Schedule 13D relates to common stock, par value $0.01 per share (“Common Stock”), of Hallador Energy Company, a Colorado corporation formerly known as Hallador Petroleum Company (the “Company”), whose principal executive offices are located at 1660 Lincoln Street, Suite 2700, Denver, Colorado.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is amended and restated in its entirety by the following:
     On December 20, 2005, Yorktown acquired 3,829,894 shares of Common Stock of the Company, in a private placement in exchange for $8,425,766.80 that Yorktown paid from its working capital and partnership funds. On February 22, 2006, Yorktown acquired 2,727,272 shares of Common Stock of the Company, in a private placement in exchange for $6 million that Yorktown paid from its working capital and partnership funds.
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is amended and restated in its entirety by the following:
     Yorktown acquired its shares of Common Stock of the Company for investment purposes. As of the date hereof, none of Yorktown, Yorktown Company or Yorktown Associates has formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
     Subparagraphs a, b and c of Item 5 in the Schedule 13D are amended and restated in their entirety by the following:
     (a) Yorktown, the General Partner and the LLC beneficially own 5,807,166 shares of Common Stock of the Company, representing 20.6% of the issued and outstanding shares of Common Stock of the Company. All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and based on 28,135,620 shares of Common Stock of the Company issued and outstanding as of May 6, 2011.

     (b) The General Partner is the sole general partner of Yorktown. The LLC is the sole general partner of the General Partner. The LLC has the sole power to cause the General Partner to cause Yorktown to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown.
     (c) On May 11, 2011, Yorktown distributed in-kind, on a pro rata basis and for no additional consideration, in accordance with its limited partnership agreement, an aggregate of 750,000 shares of Common Stock of the Company, to its limited and general partners (the “Distribution”). Upon the consummation of the Distribution by Yorktown, the General Partner distributed in-kind, on a pro rata basis and for no additional consideration, in accordance with its limited partnership agreement, all 11,084 shares of Common Stock of the Company received in the Second Distribution to its limited and general partners (the “Subsequent Distribution”). Upon the consummation of the Subsequent Distribution by the General Partner, the LLC distributed in-kind, on a pro rata basis and for no additional consideration, in accordance with its operating agreement, all 57 shares of Common Stock of the Company received in the Subsequent Distribution to its members.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 24, 2011

YORKTOWN ENERGY PARTNERS VI, L.P.
By:	Yorktown VI Company LP,
its general partner

By:	Yorktown VI Associates LLC,
its general partner

By:	/s/ W. Howard Keenan, Jr.
W. Howard Keenan, Jr., Managing Member

YORKTOWN VI COMPANY LP
By:	Yorktown VI Associates LLC,
its general partner

By:	/s/ W. Howard Keenan, Jr.
W. Howard Keenan, Jr., Managing Member

YORKTOWN VI ASSOCIATES LLC
By:	/s/ W. Howard Keenan, Jr.
W. Howard Keenan, Jr., Managing Member